September 20, 2018

Jerry Ocheltree
President and Chief Executive Officer
Carolina Trust BancShares, Inc.
901 East Main Street
Lincolnton, NC 28092

       Re: Carolina Trust BancShares, Inc.
           Registration Statement on Form S-4
           Filed September 12, 2018
           File No. 333-227302

Dear Mr. Ocheltree:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services